UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

 For the month of September 2021

Commission File Number: 333-257176

VALENS SEMICONDUCTOR LTD.

(Exact name of registrant as specified in its charter)

8 Hanagar St. POB 7152

Hod Hasharon 4501309

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

EXPLANATORY NOTE

On September 29, 2021, Valens Merger Sub, Inc., a wholly-owned subsidiary of Valens Semiconductor Ltd. (“Valens”), closed its merger with PTK Acquisition Corp. (“PTK”). As a result, PTK became a wholly owned subsidiary of Valens and the ordinary shares and warrants of Valens will begin to trade on the New York Stock Exchange under the symbols “VLN” and “VLNW,” respectively, on September 30, 2021.

TABLE OF CONTENTS

ITEM
1.	Press Release dated September 29, 2021 titled “Valens Semiconductor and PTK Acquisition Corp. Announce Closing of Business Combination; Valens to Begin Trading on the New York Stock Exchange under symbol “NYSE:VLN” and Ring Opening Bell on September 30, 2021”

Item 1

Valens Semiconductor and PTK Acquisition Corp. Announce Closing of Business Combination

Valens to Begin Trading on the New York Stock Exchange under the Symbol “VLN” and Ring the Opening Bell on September 30, 2021

HOD HASHARON, Israel and NEW YORK, September 29, 2021 – Valens Semiconductor, Ltd. (“Valens”), a premier provider of high-speed connectivity solutions for the audio-video and automotive markets, and PTK Acquisition Corp. (NYSE: PTK) (“PTK”), a special purpose acquisition company, today announced the completion of their previously announced business combination (the “Business Combination”). The combined company will be called Valens and expects its common stock and public warrants to begin trading under the ticker symbols “VLN” and “VLNW”, respectively, on the New York Stock Exchange (NYSE) on September 30, 2021. The Business Combination was approved at a special meeting of PTK stockholders on September 28, 2021.

“As the leader in high-speed digital connectivity, Valens’ transition to the public markets marks an important milestone in our corporate journey and enhances our ability to expand our high-speed, reliable connectivity solutions to several large and fast-growing markets,” said Gideon Ben-Zvi, CEO of Valens. “Valens’ chipsets are already embedded in Daimler Mercedes-Benz vehicles, and our technology was selected as the baseline for the new automotive standard for high-speed in-vehicle connectivity. Becoming a public company provides us with new sources of capital to accelerate our growth and advance our position as a leading global provider of semiconductors for high-speed connectivity solutions for the automotive, audio-video, and other adjacent markets.”

“We are proud to partner with Gideon Ben-Zvi and the Valens Semiconductor team as the company moves forward as a public company,” said Peter Kuo, CEO and Director of PTK. “As a pioneer in technologies set to define the future of connectivity, Valens is very well positioned for long-term success."

Valens technology addresses the need for next generation high-speed, high-bandwidth, error-free, long-range connectivity in environments where performance and cost are critical.

In automotive, Valens’ technology supports the complex car of the future by providing seamless connectivity for the increasing number of in-vehicle sensors, cameras and infotainment displays. Valens’ superior technology is validated by leading OEMs, automotive Tier-1 suppliers, and strategic investors. In audio-video, Valens invented HDBaseT technology, which quickly became the leading industry standard for long-reach digital connectivity.

Transaction Overview

On May 25, 2021, Valens announced the Business Combination with PTK in a transaction valued at approximately $1.1 billion. The transaction ultimately generated approximately $155 million of gross proceeds from the cash held in trust after PTK stockholder redemptions and the private investment in public equity (PIPE) by leading institutional and strategic investors. The proceeds will be used to accelerate development and commercialization of Valens’ next-generation products and to fully fund the company through profitability.

Valens’ senior management team will continue to lead the company, headed by Gideon Ben-Zvi, Chief Executive Officer.

About Valens

Valens is a leading provider of semiconductor products, pushing the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the audio-video and automotive industries. Valens' Emmy® award-winning HDBaseT technology is the leading standard in the professional audio-video market with tens of millions of Valens' chipsets integrated into thousands of HDBaseT-enabled products. Valens Automotive is a key enabler of the evolution of autonomous driving, providing chipsets that are on the road in vehicles around the world. The underlying technology has been selected to become the basis for MIPI A-PHY, the global standard for automotive connectivity. Founded in 2006, Valens is based in Hod Hasharon, Israel, with offices in the US, Europe and Asia. For more information: www.valens.com.

About PTK Acquisition Corp.

PTK Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. With extensive operational and investment experience in the hardware and semiconductor industries, the PTK management team leverages global market relationships to tap into synergies across the electronics and automotive value chain. PTK Acquisition Corp. targets companies that focus on the most innovative subsectors within corporate and institutional information technology, hardware and software systems, and markets for the consumer-oriented gaming and digital entertainment. For more information: www.ptktech.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the anticipated transaction and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens’ and PTK’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens and PTK. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Valens; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Valens’ ability to manage future growth; Valens’ ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to them; the effects of competition on Valens’ future business; the ability of the combined company to issue equity or equity-linked securities in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the effects of health epidemics, such as the recent global COVID-19 pandemic, have had and could in the future have on Valens’ revenue, its employees and results of operations; the cyclicality of the semiconductor industry; Valens’ ability to adjust its supply chain volume due to changing market conditions or failure to estimate its customers’ demand, including during any downturn in the automotive or audio-video markets; disruptions in relationships with any one of Valens’ key customers; difficulty selling products if customers do not design Valens products into their product offerings; Valens’ dependence on winning selection processes and ability to generate timely or sufficient net sales or margins from those wins; political conditions in Israel; and those factors discussed in Valens’ registration statement/prospectus filed with the SEC on August 30, 2021 under the heading “Risk Factors,” and other documents of PTK filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments will cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Valens Investor Contacts:

Matthew Keating, CFA

Financial Profiles, Inc.

US: +1 310-622-8230

ValensIR@finprofiles.com

Larry Clark, CFA

Financial Profiles, Inc

U.S.: +1 310-622-8223

ValensIR@finprofiles.com

Julie Kegley

Financial Profiles, Inc.

U.S.: +1 310-622-8246

ValensIR@finprofiles.com

PTK Acquisition Corp. Investor Contacts:

Ker Zhang

Secretary and Director

kerzhang@ptktech.com

Source: Valens Semiconductor

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALENS SEMICONDUCTOR LTD.

By:	/s/ Dror Heldenberg
	Name:	Dror Heldenberg
	Title:	Chief Financial Officer

Date: September 29, 2021